10653 South River Front Parkway, Suite 300

South Jordan, UT 84095

April 1, 2009

BY ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention:	Terence O’Brien, Accounting Branch Chief
Pamela Long, Assistant Director

Dietrich King, Attorney

Re:	Headwaters Incorporated

Form 10-K for Fiscal Year Ended September 30, 2008

File No. 001-32459

Definitive Proxy Statement

Filed January 14, 2009

File No. 001-32459

Ladies and Gentlemen:

Headwaters Incorporated (the “Company” or “we”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from Mr. O’Brien to Steven G. Stewart of the Company dated March 20, 2009 regarding the Company’s Form 10-K for the fiscal year ended September 30, 2008 (the “Form 10-K”) and the definitive proxy statement on Schedule 14A filed with the Commission on January 14, 2009 (the “2009 Proxy Statement”). Set forth below are the Staff’s comments followed by the Company’s responses to the comments. The numbering of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. The Staff’s comments are italicized.

Definitive Proxy Statement Filed January 14, 2009

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

Annual Bonuses, page 18

Securities and Exchange Commission

April 1, 2009

1. We note your response to comment 7 in our letter dated February 24, 2009. We continue to believe that those individual goals constituting the “qualitative, job-specific objectives” are material to investors and should be disclosed. For each of Messrs. Stewart, Gehrmann, Lawless and Hatfield, those individual goals together constituted 75%, 45%, 60% and 90%, respectively of the IBO portion of their bonus calculation. Without access to this information, it is impossible to fully understand your compensation policies and decisions with respect to annual bonuses. As previously requested, please provide us with the individual goals, including all of the “qualitative, job-specific objectives,” for each executive officer and, in future filings, please disclose this information.

Response: We acknowledge the Staff’s comment. Further to discussions between the Staff and outside disclosure counsel to the Company, we respectfully inform you that the individual goals constituting the “qualitative, job-specific objectives” referenced in our March 9 response to comment 7 are as set forth in the tables below. As discussed in our prior letter, many of the individual goals are small or may be broken down into subtasks, the disclosure of which in detail we believe may lead to confusion on the part of the reader. Accordingly, in some instances, we have aggregated these goals and subgoals by topic. In addition, to the extent that we have described more generally items that we feel are sensitive in nature to the Company’s operations, we discuss supplementally below each table how a more particularized description of the individual goals would subject the Company to competitive harm, taking into account the standards articulated in Instruction 4 to Item 402(b) of Regulation S-K.

Mr. Stewart (Chief Financial Officer)

Optimize the Company’s capital structure, including terms of outstanding debt and capital leases	35%
Plan and coordinate strategic transactions, including stock repurchase transaction (1)	25
Implement cash management improvements	15

Total	75%

(1)

The Company contemplated several strategic transactions and alternatives during the 2008 fiscal year. None of these transactions — except for the stock repurchase transaction disclosed above, which was completed in 2008 — was disclosed publicly. Some of these transactions are also currently under active consideration. Disclosure of the Company’s strategic plans would result in a competitive disadvantage with respect to those companies with which the Company competes for customers and talent in its business and separate

Securities and Exchange Commission

April 1, 2009

business segments. For instance, if the Company were considering the acquisition or disposition of a line of business, competitors could use this information to attract customers or employees away from the affected business, thereby impairing its value to the Company.

Mr. Gehrmann (President, Resources)

Develop and implement new technology and product development process for Resources business unit	15%
Integrate corporate functions, such as accounting and human resources, into Resources business unit	15
Complete and implement specified management trainings	15

Total	45%

Mr. Lawless (President, Construction Materials)

Develop and produce new products and incorporate into Construction Materials business unit’s distribution network (1)	30%
Integrate acquired business into Construction Materials business unit’s distribution network and achieve specified run rate (2)	10
Evaluate new production technology (3)	10
Complete and implement specified management trainings	10

Total	60%

Securities and Exchange Commission

April 1, 2009

(1)	The building products market is highly competitive, as more fully discussed under Item 1, “Business – Building Products” and “– Competition” of the Company’s Annual Report on Form 10-K for the year ended September 30, 2008 (the “2008 Form
10-K”). In addition, the building products industry is currently experiencing a significant downturn in business. As such, the Company constantly seeks to refine and expand its product suite to differentiate itself from its competitors, some of which have significantly more resources available than the Company. See Item 1A, “Risk Factors” in the 2008 Form 10-K. The development, production and distribution of any such product may take several years to realize, if at all. While the Company does not expect that any of the products under development would individually be material to the Company’s results of operations, the premature disclosure of the development of any such product could subject the Company to competitive harm, such as from competitors emulating the Company’s products in development and adjusting their strategies to be first to market or competitors inferring where the Company is directing its limited research and development resources.

(2)	Since 2006, we have acquired small companies in the building products industry with innovative products that can be marketed using our existing distribution channels. See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Operations and Strategy” in the 2008 Form 10-K. The individual goals for Mr. Lawless under this heading relate to execution on this strategy. Disclosure of the specific products targeted for the Company’s distribution channels and their associated run rates would reveal the Company’s strategy with respect to the integration of the acquired company’s products, including the projected product mix, marketing position and pricing strategy for the targeted products. This would put whatever advantage we may gain from our execution of this strategy at significant competitive risk. The Company believes that the information provided is sufficient to give the reader an understanding of the weight Company management places on Mr. Lawless’s implementation of this strategy and, with the disclosure of his bonus achievement information, of his execution on it.

(3)	Further to the discussions above, the Company seeks to identify and evaluate best production practices from the companies it acquires with a view to integrating them into its existing production processes. Disclosure of which practices are being evaluated would disadvantage the Company by revealing to competitors where the Company is seeking to improve its margins, quality or pricing in its existing product lines and allowing competitors to duplicate these production processes.

Securities and Exchange Commission

April 1, 2009

Mr. Hatfield (General Counsel)

Implement intellectual property protection protocols for the Company’s Technology Innovation group’s (HTI) new technology and product development process	10%
Provide legal services regarding commercialization of technology developed by HTI	5
Prepare filings and other matters related to tax credits	35
Plan, develop, and carry out strategic transactions (1)	35
Manage specific issues relating to Boynton litigation (2)	5

Total	90%

(1)	The Company contemplated several strategic transactions and alternatives during the 2008 fiscal year. None of the transactions contemplated by Mr. Hatfield’s qualitative goal was disclosed publicly. Some of these transactions are also currently under active consideration. Disclosure of the Company’s strategic plans would result in a competitive disadvantage with respect to those companies with which the Company competes for customers and talent in its business and separate business segments. For instance, if the Company were considering the acquisition or disposition of a line of business, competitors could use this information to attract customers or employees away from the affected business, thereby impairing its value to the Company.

(2)	The status of the Boynton litigation is provided in Note 14 to the Company’s financial statements, contained in the 2008 Form 10-K and provided with the proxy materials to stockholders. Because the litigation is ongoing, disclosure of the specific issues referenced above could reveal the Company’s litigation strategy in the case and adversely affect the Company’s position vis-à-vis the counterparties in the dispute.

The Company undertakes to provide information similar to that set forth in the tables above in future filings.

* * *

Securities and Exchange Commission

April 1, 2009

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that with this response the Staff has received everything it needs in order to entertain acceleration requests with respect to the Company’s two outstanding registration statements. We intend soon to file an amendment to our Registration Statement on Form S-3 (File No. 333-155565) to provide an updated accountants’ consent.

Please contact me at (801) 984-9400, or our counsel, Linda C. Williams at Pillsbury Winthrop Shaw Pittman LLP at (415) 983–7334, if you have further questions or comments.

Very truly yours,

/s/ Steven G. Stewart
Steven G. Stewart
Chief Financial Officer
Headwaters Incorporated

cc:	Linda C. Williams, Esq.
Harlan M. Hatfield, Esq.